One International Place, 40th floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
CHRISTOPHER P. HARVEY christopher.harvey @dechert.com +1 617 728 7167 Direct +1 617 275 8390 Fax

October 4, 2013

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	John Hancock Variable Insurance Trust (the “Registrant”) (File No. 811-04146): Preliminary Proxy Materials

Ladies and Gentlemen:

Attached hereto for electronic filing on behalf of the Registrant pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and Rule 101(a) of Regulation S-T, are preliminary proxy materials consisting of the cover sheet required by Rule 14a-6(m) of Regulation 14A under the 1934 Act, a notice of meeting, a proxy statement, a form of proxy card and five forms of voting instruction card, together with forms of “President’s letters” to be issued by John Hancock Life Insurance Company (USA) and John Hancock Life Insurance Company of New York, affiliates of the Registrant (the “Proxy Materials”). The Proxy Materials are to be used in connection with a special meeting of shareholders of five series of the Registrant (the “Meeting”) to be held on December 4, 2013.

The Meeting is being held for the purpose of asking shareholders of each of the Lifestyle Aggressive Trust, Lifestyle Balanced Trust, Lifestyle Conservative Trust, Lifestyle Growth Trust and Lifestyle Moderate Trust (the “Funds”) to approve (i) a change the investment objectives and policies of such Fund and (ii) a change to the subadvisory agreement between such Fund’s investment adviser and subadviser. In connection with the Meeting, John Hancock Life Insurance Company (USA) and John Hancock Life Insurance Company of New York will be seeking voting instructions from owners of variable annuity, group annuity and variable life contracts or policies having contract or policy values allocated to shares of a Fund as of the record date for the meeting.

No fee is required in connection with this filing. Pursuant to Rule 14a-6(d) of Regulation 14A under the 1934 Act, please be advised that definitive copies of the Proxy Materials are expected to be mailed to shareholders starting on or about October 30, 2013. Should you have any questions or comments, please contact the undersigned at 617.728.7167.

Sincerely,

/s/ Christopher P. Harvey

Christopher P. Harvey

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